SINCE COYUCHI 1991

Jan 11, 2024

Victoria Willams Grahan

Dear Victoria,

We are pleased to present you an offer of employment with Coyuchi, Inc. ("Coyuchi" or the "Company") on the following terms (the "Offer Letter"). This Offer Letter summarizes and confirms the details of our offer for you to join Coyuchi, in the position of Chief Digital Officer ("CDO") commencing on January 22, 2024 (the "Start Date"), and reporting to Eileen Mockus, CEO. In this position, you will play a key supporting role in overseeing Ecommerce demand and operations, Digital Product, Digital Marketing, and Brand and Creative. This is an exempt position, and you generally are expected to work during the core hours of 8:30 AM to 5:30 PM, Monday through Friday as well as those hours necessary to get the job done.

Coyuchi reserves the right to change your position, reporting structure, duties, and work location as the Company deems appropriate.

Orientation and Commuting Information: On your Start Date, you should report in person at 1400 Tennessee St. in San Francisco to Ms. Mockus. Your hiring manager will schedule your new employee orientation meeting with the Controller to take place within three days of your Start Date. Typically, this position would require you to be present at Coyuchi on a regular basis during normal working hours. However, since you primarily will be working from your home in Los Angeles, California, you will be expected to be available during regular business hours and also to commute to San Francisco as needed and at least on a monthly basis.

Here are the specific details of our offer:

Genesis Global Workforce Solutions: Our benefits, payroll, and other human resource management services are provided through Genesis Global Recruiting Inc. ("Genesis Global"). Genesis Global will be considered your employer of record for these purposes, and your managers here at Coyuchi will be responsible for directing your work, reviewing your performance, setting your schedule, and otherwise supervising you at Coyuchi.

Base Compensation: Your compensation will be $315,000 annually, less payroll deductions and required taxes and withholdings, and will be paid on a bi-weekly basis.

Potential Bonus: You may be eligible for a potential annual discretionary bonus of up to 40% of your annualized base salary, less payroll deductions and required taxes and withholdings, contingent upon the completion of certain corporate and personal goals, as determined by the Company in its sole discretion (the "Bonus"). If such a Bonus is given in the first year of your employment, your Bonus will be pro-rated based upon your Start Date. To be eligible, you also must be actively employed with the Company at the time of any Bonus payout.

Stock Options: Subject to the approval of the Company's Board of Directors (the "Board") and your execution of the Company's form of notice of grant and stock option agreement, you will be awarded a stock option under the Company's 2020 Stock Plan to purchase up to 600,000 shares of the common stock of the Company (the "Option"). The stock subject to this Option agreement will vest over a 48-month period at the rate of 1/4 upon the completion of the first full year of continuous employment, and 1/48 per month thereafter. The exercise price per share of this Option will be the fair market value of a share of common stock of the Company as of the date of grant as determined by the Board ("FMV").

Long-Term Incentive: You may be eligible for a potential annual equity incentive of up to $100,000 of options for common stock of the Company contingent upon the completion of certain corporate and personal goals as determined by the Company in its sole discretion ("LTI Options"). The number of such LTI Options shall be calculated as the dollar value of the incentive divided by the FMV as of the date of grant. The stock subject to any LTI Option will vest over a 48-month period at the rate of 1/48 per month. The exercise price per share of these LTI Options will be the FMV.

Time Off Benefit: As a full-time employee of Coyuchi, you will be eligible to participate in the Company's Discretionary Time Off ("DTO") program. Regular full-time, exempt employees may take DTO for vacation, certain personal emergencies, and personal business purposes only after completing their first 90-day introductory period, unless a manager approves you taking vacation during the introductory period. There is no accrual of DTO, and there is no set maximum number of hours you may take off under this policy. You also will be eligible to participate in the Company's paid sick leave program.

401(k): You also will be eligible for enrollment in the Company-sponsored 401(k) Profit Sharing Plan immediately. You will have a 30-day grace period to determine the percentage of your contribution. If a decision is not made during that time, you will be auto enrolled at a 3% contribution rate.

Travel and Expense Reimbursement: Consistent with Coyuchi's Reimbursement policies, the Company will reimburse you for your properly documented business-related travel expenses when traveling between your home and the Company. We request that you use good judgment in incurring such expenses and obtain appropriate approval prior to incurring such expenses.

Benefits: Coyuchi, through Genesis Global, offers a full range of benefits for you and your qualified dependents as outlined in the attached Summary of Benefits. A presentation of our benefits program will be given to you during your first week of employment. The Company may modify compensation and benefits as it deems appropriate.

This offer of employment is contingent upon you fulfilling each of the following terms:

Acknowledgement of Company Handbook and Confidentiality Agreement: As a Coyuchi employee, you are required to follow its rules and regulations. Therefore, you will be asked to acknowledge in writing that you have read the Coyuchi Employee Handbook, and sign and comply with the attached Employee Confidential Information and Assignment of Inventions Agreement (the "Proprietary Information Agreement"), which prohibits, among other things, the unauthorized use or disclosure of Coyuchi's confidential and proprietary information. In order to retain necessary flexibility in the administration of its policies and procedures, Coyuchi reserves the right to change or revise its policies, procedures, and benefits at any time.

In your work for Coyuchi, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. You will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain or which is otherwise provided or developed by Coyuchi. By accepting this offer of employment and signing this Offer Letter, you acknowledge that you will be able to perform those duties within these guidelines. You also agree that you will not bring onto Coyuchi's premises or use in your work for Coyuchi any confidential documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality.

Required Documentation: To comply with the government-mandated confirmation of employment eligibility, please review the enclosed I-9 Acceptable Documents List as approved by the United States Department of Justice for establishing identity and employment eligibility. Please bring the required I-9 documents with you on your Start Date; failure to submit proof of your employment eligibility will postpone your Start

SINCE COYUCHI 1991

Date or result in termination of your employment. Also enclosed are additional new hire forms that you should complete and bring with you on your first day of work.

At-Will Employment: Please understand that your employment is on an at-will basis. That means that you or the Company may terminate your employment at any time, with or without cause and with or without prior notice. This at-will status cannot be modified except in a written document signed by you and the CEO of Coyuchi.

This Offer Letter, together with your Proprietary Information Agreement, forms the complete and exclusive agreement of your employment with Coyuchi. It supersedes any other agreements or promises made to you by anyone, whether oral or written. Changes to the terms of this Offer Letter require a written modification signed by an authorized employee of Coyuchi.

If you wish to accept employment at Coyuchi under the terms described above, please sign and date this Offer Letter and the Proprietary Information Agreement and return them by January 15, 2024. If initially submitted electronically, as soon as possible, please return the signed hard copy originals as well. Please retain copies for your records.

Victoria, we are excited that you are joining Coyuchi's team and feel that you have a great deal to contribute. If you have any questions, please feel free to contact me via email.

Sincerely,

Eileen Mockus, CEO

I understand and accept the terms of this employment Offer Letter.

Victoria Williams Grahan

1/11/2024
Date